                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        For the month of   May, 2000
                                         --------------


                                  AMVESCAP PLC
                -----------------------------------------------
                (Translation of registrant's name into English)


                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
                 ----------------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F     X             Form 40-F
                           -------                      -------


[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                 Yes                         No     X
                       -------                   -------


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-    N/A
                                      ------------


Description of document filed:  DEALINGS BY DIRECTORS'.
                                -----------------------

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AMVESCAP PLC
066075
IMMEDIATE RELEASE  26 MAY 2000
PLEASE CONFIRM RELEASE
MICHAEL S. PERMAN  TEL: 020 7454 3942



       Disclosure of interests in shares or debentures and notifications of dealings under the Stock Exchange requirements.

                             DEALINGS BY DIRECTORS

1)         NAME OF COMPANY                          2)  NAME OF DIRECTOR

           AMVESCAP PLC                                 BEVIS LONGSTRETH
 ...............................................................................
3)         Please state whether                     4)  Name of the registered
           notification indicates                       holder(s) and, if more
           that it is in respect                        than one holder, the
           of holding of the                            number of shares held
           Director named in 2                          by each of them. (If
           above or holding of                          notified).
           that person's spouse
           or children under the
           age of 18 or in respect
           of a non-beneficial interest.

           NOTIFICATION IS IN RESPECT
           OF THE DIRECTOR NAMED IN 2                   -
           ABOVE.
 ...............................................................................
5)         Please state whether notification        6)  Please state the nature
           relates to a person(s) connected             of the transaction and
           with the Director named                      the nature and extent of
           in 2 above and identify                      the directors interest
           the connected person(s).                     in the transaction.

           AS 3 ABOVE
                                                        PARTICIPATION IN THE
                                                        AMVESCAP PLC DEFERRED
                                                        FEES SHARE PLAN UNDER
                                                        WHICH DIRECTORS ARE
                                                        ENTITLED TO DEFER ALL
                                                        OR PART OF THEIR FEE
                                                        INTO AMVESCAP PLC
                                                        ORDINARY SHARES
 ...............................................................................
7)         Number of shares/amount                  8)  (0.0003%)
           of stock purchased                           of issued Class

              2,014
 ...............................................................................
9)         Number of shares/amount                  10) (   - %)
           of stock disposed                            of issued Class

                 -
 ...............................................................................


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11)        Class of security                        12) Price per share

           ORDINARY SHARES                              824.5P
 ...............................................................................
13)        Date of transaction                      14) Date company informed

           15 MAY 2000                                  25 MAY 2000
 ...............................................................................
15)        Total holding following                  16) Total percentage
           this notification                            holding of issued
                                                        class following
                                                        this notification

           80,033                                       0.0118%
 ...............................................................................
          IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE
                          COMPLETE THE FOLLOWING BOXES
 ...............................................................................
17)        Date of grant                            18) Period during which
                                                        or date on which
                                                        exercisable

               -                                               -
 ...............................................................................
19)        Total amount paid (if any)               20) Description of shares or
           for grant of the option                      debentures involved:
                                                        class, number

               -                                               -
 ...............................................................................
21)        Exercise price (if fixed                 22) Total number of shares
           at time of grant) or                         or debentures over which
           indication that price is                     options held following
           to be fixed at time of                       this notification
           exercise

               -                                               -
 ...............................................................................
23)        Any additional information               24) Name of contact and
                                                        telephone number for
                                                        queries

               -                                        MICHAEL S. PERMAN
                                                        020 7454 3942
 ...............................................................................
25)        Name and signature of                        MICHAEL S. PERMAN
           authorised company                           AMVESCAP PLC
           official responsible                         COMPANY SECRETARY
           for making this
           notification

           Date of Notification   26 MAY 2000
 ...............................................................................

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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 AMVESCAP PLC
                                        ------------------------------
                                                 (Registrant)

Date    26 May, 2000                    By  /s/ MICHAEL S. PERMAN
      -----------------                     --------------------------
                                                 (Signature)

                                             Michael S. Perman
                                             Company Secretary